SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
1 February 2016

Michael McLintock to retire as M&G Chief Executive, to be succeeded by Anne Richards

Prudential plc ("Prudential") announces that Michael McLintock has decided to retire as Chief Executive of M&G Investments and as an executive director of Prudential. He will be succeeded later this year, subject to regulatory approval, by Anne Richards.

Ms Richards will join Prudential from Aberdeen Asset Management PLC, where she is Chief Investment Officer and responsible for operations in Europe, the Middle East and Africa. She has held senior roles at JP Morgan Investment Management, Mercury Asset Management and Edinburgh Fund Managers, which was acquired by Aberdeen Asset Management in 2003.

Mike Wells, Group Chief Executive of Prudential, said: "I would like to thank Michael for his exceptional contribution to M&G over the last two decades. Under his leadership M&G has grown to become one of Europe's largest fund managers by offering innovative investment solutions to meet the needs of our customers and clients. I wish him all the very best for the future.

"I am delighted that a person of Anne's talent is joining the Group and I look forward to working with her. Anne will be able to deploy her leadership skills and exceptional knowledge of the global asset management industry to provide the best possible outcomes for our customers, clients and shareholders."

Michael McLintock said: "I am absolutely delighted to be handing the reins to Anne. I have loved running M&G, but after 19 years I feel strongly that it's time for a change. M&G is a special business. I would like to thank all of my colleagues for their support and hard work over so many years. I have no doubt whatsoever that M&G will flourish under Anne's leadership and I wish her and the team every possible success."

Anne Richards said: "I am delighted that I have the opportunity to lead M&G, which is a world-class business. I look forward to working with the team to continue building the business and leading the next phase of M&G's development."

Paul Manduca, Chairman of Prudential, said: "On behalf of the Prudential Board, I would like to thank Michael for his exceptional service to the Group over so many years. He has built a fund management franchise that is a leader in its field and the envy of our competitors. Michael's experience, expertise and leadership have played an important part in the success of the Group throughout his time with us.

"I look forward to working with Anne when she joins the Board. I am pleased that we are able to attract the very best talent from across the industry, demonstrating the quality of our succession planning. Anne's achievements and experience make her the right candidate to continue M&G's development."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About Michael McLintock
Michael McLintock was appointed Chief Executive of M&G in 1997 and oversaw its acquisition by Prudential in March 1999. He first joined M&G in October 1992. Michael began his career with Morgan Grenfell as a graduate in 1983, working in the investment management and corporate finance departments. In 1987 he moved to Barings as a corporate financier. Michael has been an executive director of Prudential since 2000 and served on the board of Close Brothers Group plc as a non-executive director between 2001 and 2008. He has been a trustee of the Grosvenor Estate since October 2008 and joined the board of Grosvenor Group Limited as a non-executive director in 2012. Michael has a first-class honours degree in Modern History and Economics from Oxford University.

About Anne Richards
Anne Helen Richards is Chief Investment Officer of Aberdeen Asset Management PLC. She began her career in Geneva at the nuclear research organisation CERN before working for the technology developer Cambridge Consultants. After studying for an MBA at Insead, she became an analyst for Alliance Capital in 1992 and then moved into portfolio management with roles at JP Morgan Investment Management and Mercury Asset Management. She joined the Board of Edinburgh Fund Managers plc as Chief Investment Officer and Joint Managing Director in 2002, and continued in this role following Aberdeen Asset Management PLC's acquisition of Edinburgh Fund Managers plc in 2003. She joined the Board of Aberdeen Asset Management PLC in 2011. Anne is Chair of the Court of Edinburgh University and the CERN & Society Foundation, a non-executive director of Esure Group plc and a member of the Financial Conduct Authority Practitioner Panel. She is a Chartered Engineer, a Chartered Fellow of the Chartered Institute for Securities and Investment, an Honorary Fellow of the CFA Institute (UK) and holds an honorary degree from Heriot-Watt University. She is also on the Board of Leaders of 2020 Women on Boards, a US organisation which aims to increase the proportion of women on corporate boards. She was awarded a CBE in the 2015 New Year Honours List for services to the financial services industry and voluntary work. She holds a first-class degree in electronics and electrical engineering from Edinburgh University.

Employment details
Ms Richards' basic salary will be £400,000. She will have a maximum bonus opportunity under the Annual Incentive Plan of the lower of 0.75 per cent of M&G's IFRS profit or 600 per cent of base salary. Forty per cent of any bonus will be deferred into the Company's shares. Long-term incentive awards will be 150 per cent of base salary under the Prudential Long Term Incentive Plan ("PLTIP") and 300 per cent of salary under the M&G Executive Long Term Incentive Plan.

Any unvested share awards that Ms Richards forfeits as a consequence of joining Prudential will be replaced on a like-for-like basis, with replacement  awards released in accordance with the original vesting timeframe attached to the forfeited awards. The Company will make use of Listing Rule 9.4.2 in order to make these replacement awards, as provided for by the Directors' Remuneration Policy.

Ms Richards has not been appointed for a fixed term but her service contract contains a notice provision under which either party may terminate upon 12 months' notice.

About Prudential plc
Prudential plc, which is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 25 million insurance customers. It has £505 billion of assets under management (as at 30 June 2015). Prudential plc is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About M&G Investments
M&G is an international active asset manager, investing on behalf of individuals and institutions for over 80 years. At 30 September 2015 the firm manages over £247 billion of assets through a wide range of investment strategies across equities, fixed income, real estate and multi asset. Headquartered in London, M&G employs more than 1,900 people worldwide operating from offices across Europe and Asia. M&G is the investment arm of Prudential Plc in the UK and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 February 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group Company Secretary